

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 3, 2007

Mr. Harvey Lawson
Chief Financial Officer, Secretary, Director
Litewave Corp.
1620 West 8th Avenue, Suite 300
Vancouver, B.C. V6J 1V4   Canada

> **Re:** **Litewave Corp.**
> **Item 4.01 Form 8-K/A**
> **Filed November 27, 2007**
> **File No. 000-27713**

Dear Mr Lawson:

    We have completed our review of your Form 8-K/A and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Brad Skinner
                    Senior Assistant Chief Accountant